September 30, 2025

Sean Roosen
Chief Executive Officer
Osisko Development Corp.
1100 Avenue des Canadiens-de-Montr  al
Suite 300
Montr  al, Qu  bec
H3B 2S2
Canada

       Re: Osisko Development Corp.
           Registration Statement on Form F-3
           Filed September 12, 2025
           File No. 333-290216
Dear Sean Roosen:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
General

1.     We note you have incorporated by reference your Annual Report on Form
40-F for
       fiscal year ended December 31, 2024, as well as your NI 43-101 Technical Report,
       Feasibility Study for the Cariboo Gold Project on Form 6-K, which does not provide the mining disclosure requirements of subpart 1300 of Regulation S-K and the technical report summary requirements in Item 601(b)(96). See for example the technical report summary required under Item 1302(b)(2) of Regulation S-K. Section
       II.H.1.i. of the Final Rule    Modernization of Property Disclosures for
Mining
       Registrants    (October 31, 2018) provides "the sole group of Canadian
registrants that
 September 30, 2025
Page 2

       could continue to report pursuant to Canadian disclosure requirements following adoption of the revised mining disclosure rules would be those Canadian issuers that
       report pursuant to the Multijurisdictional Disclosure System (   MJDS
)."

       Please provide us with your analysis supporting your determination that you are currently eligible to file under the MJDS.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Michael Purcell at 202-551-5351 or Irene
Barberena-Meissner at 202-
551-6548 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Thomas Rose